SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 13, 2007 re: France Telecom Board of Directors to propose to the May 21, 2007 shareholders’ meeting the appointing of Mrs. Claudie Haigneré as an independent director.

press release

Paris, April 13, 2007

France Telecom’s Board of Directors to submit a proposal to the company’s shareholders’ meeting on May 21 for the appointment of Mrs. Claudie Haigneré as an independent director

At the Board of Directors meeting of April 4, 2007, France Telecom’s directors voted to submit a proposal for Mrs. Claudie Haigneré to be appointed as an independent director at the company’s general meeting to be held on May 21.

The Board of Directors considers that Mrs. Haigneré would be able to make a contribution to its work by virtue of her scientific expertise, international influence and ministerial experience.

This appointment, which would raise the total number of directors to 16, is in line with the various provisions governing the make up of state representatives, independent or elected directors and staff representatives on the Board.

Since November 2005, Claudie Haigneré has been working as an advisor to the Director General of the European Space Agency.

Trained as a medical doctor, Claudie Haigneré is a rheumatologist and a specialist in aeronautical medicine, holding a PhD in sciences. She was an astronaut first with the French space agency (CNES) and then the ESA (one space mission aboard MIR in 1996 and a second aboard the ISS in 2001). She served as Minister of State for European Affairs from March 2004 to May 2005, after previously working as Minister of State for Research and New Technologies from June 2002 to March 2004. Claudie Haigneré is also qctively involved in supporting several health care associations: homes for parents of hospitalized children, the alliance for rare diseases with the Groupama Foundation, the Kourir association for children with juvenile polyarthritis and as sponsor of the Courtin-Arthritis Foundation. She is a director of the Cité des Sciences et de l’Industrie, of the C-Génial Foundation, and of the Académie des Technologies. She is also a member of the Académie des Technologies, a member of the Académie des Sports, and vice president of the International Academy of Astronautics (IAA). In 2006, she received the Louise Weiss award for her European activities. She is also sponsoring the Cité de l’Espace in Toulouse, the mycology institute at Pitié Salpétrière, developed by the AFM, and a number of schools and student graduating classes. Claudie Haigneré is Commander of the French Legion of Honor.

Press contact: + 33 1 44 44 93 93

Patrick Thielemans

Patrick.thielemans@forange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 13, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information